

April 9, 2013

<u>Via E-mail</u>
Mr. James E. Fickenscher
Chief Financial Officer
Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087

Re: Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-50855

Dear Mr. Fickenscher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>(2) Summary of Significant Accounting Policies</u>
<u>(e) Revenue Recognition, page 111</u>

1. You disclose that you adjusted the balance of the deferred revenues and deferred costs that existed on November 6, 2012 to record the cumulative effect of the revised, shorter life of the agreement as a result of mutually agreed to terminate a collaboration agreement with Pfizer effective on April 24, 2013. This adjustment resulted in the recognition of $93,601,000 in revenue and $8,429,000 in cost of goods sold due to the accelerated amortization of these deferred revenues and costs in the fourth quarter of 2012. You also disclose that the remaining deferred revenues of $9,803,000 and deferred costs of $883,000 will be amortized through April 24, 2013. Since you disclose on page 127 that both parties will continue to perform all of their obligations under the Pfizer agreement prior to the termination date, it is not clear why you accelerated the deferred

revenues and expenses in light of your continuing obligations through April 24, 2013. Please tell us your basis for accelerating the recognition of deferred revenues and costs and cite for us the authoritative literature that you relied upon, rather than recognizing the deferred amounts over the revised service period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant